

EMAIL

PANGEA

Hey William,

This is an invitation for you to be a part of a revolutionary company that is redefining sustainability.

Handprint.tech



Before
After

We have known the founders personally for years now. They have inspired Pangea and our community to go beyond sustainability, and towards regenerating the planet.

Now it's our opportunity to give back!

We are going to help them launch their first crowdfunding round, and our community will be the **very first people** to see their campaign.

Click here to be a part of the solution

With love,

The PANGEA Team







We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

The world has been laser-focused on carbon footprints for far too long.

But it's time to break free from the guilt and the fraudulent claims.

Our friends at Handprint.tech are fixing the broken carbon credit system with nature credits.



Problem
Solution
Carbon credits
address just this:
Atmosphere
Nature credits
address all earth
systems

Your Handprint is a science-based solution to restoring ecosystems.
Here's how Handprint fixes the broken carbon credit system:

1. Satellite imaging to guarantee the ecosystems stay protected
2. Prioritizing the most critical ecosystems for planetary health
3. Addresses all of Earth's systems, not just the atmosphere

Our community is so amazing! So far 1 out of every 16 people who review Handprint.tech have joined their company and mission.

Sign up and reserve your spot now.

Learn about the science-based solution here!

With love,

The PANGEA Team



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



PANGEA

Hey William,

We noticed you haven't placed a reservation in Handprint's newest campaign yet.

This will be the last email we send to you about Handprint.

Click here for the science-based solution for Planet Earth

Your opinion matters. Love something or have any suggestions? Let us know what you think!

With love,

The PANGEA Team



PANGEA Movement 5670 Mission St San Francisco, California 94112

ADS


The impact of
Handprint
Invest on
WEFUNDER


The world's largest companies are using Handprint
Microsoft
IDEMIA
dentsu
DBS
The impact of
Handprint
Invest on
WEFUNDER

Invest in the future of impact projects



Carbon credits:
Address just this

Nature Credits:
Address all earth systems

Hydrosphere

Biosphere

Atmosphere

Anthroposphere

Lithosphere

Invest in 🖐 Handprint on ⩔EFUNDER